February 25, 2010

Attn: Mr. H. Christopher Owings, Assistant Director
Attn: John Fieldsend, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:           Duckwall-ALCO Stores, Inc.
Form 10-K for the Year Ended February 1, 2009
Filed April 17, 2009
Form 10-Q for the Period Ended November 1, 2009
Filed December 10, 2009
Form 10-Q for the Period Ended August 2, 2009
Filed September 10, 2009
Form 10-Q for the Period Ended May 3, 2009
Filed June 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 8, 2009
File No. 0-20269

Dear Mr. Owings and Mr. Fieldsend:

On behalf of Duckwall-ALCO Stores, Inc.  (the "Company"), we are writing to confirm the extension granted  to our response to your letter dated January 29, 2010 (the “Letter”) containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") related to the above-referenced filings. The original due date of the response to the letter was February 12, 2010.

On February 9, 2010, counsel for the Company contacted Mr. Owings and requested a two week extension in order to accurately and completely respond to the Letter, which was granted. On February 23, 2010, counsel for the Company contacted Mr. Fieldsend and requested a one week extension to respond to the Letter due to the fact that the Company’s Chief Executive Officer recently resigned and a new Chief Executive Officer had been appointed. The extension was granted and the response is now due on or before March 5, 2010. The Company is diligently working to complete the response and will file its response to the Letter on or before March 5, 2010.

Sincerely,

/s/ Donny R. Johnson
Executive Vice President - Chief Financial Officer
Duckwall-ALCO Stores, Inc.